December 21, 2018

Michael Poteshman
Chief Financial Officer
TUPPERWARE BRANDS CORP
14901 South Orange Blossom Trail
Orlando, Florida

       Re: TUPPERWARE BRANDS CORP
           Form 10-Q For The Thirteen Weeks Ended September 30, 2018 Filed November 2, 2018
           File No. 001-11657

Dear Mr. Poteshman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q For The Thirteen Weeks Ended September 30, 2018

Note 1. Summery of Significant Accounting Policies - Revenue Recognition and
Note 3.
Promotional Cost, page 7

1. We note that you frequently make promotional offers to members of your independent sales force (i.e. your customers) to encourage them to fulfill specific goals or targets for sales levels, party attendance, addition of new sales force members or other business-
      critical functions. Please tell us how you considered the guidance in ASC 606-10-32-25 through 27 in your determination that these costs should be reflected as promotional costs rather than as a reduction to revenue. Address this comment as it relates to the nature of each type of consideration (e.g., cash, price reductions, product awards, special prizes or trips) and identify the distinct good or service your customer transfers to you.


2. We note that when revenue is recorded, estimates of returns are made and recorded as a reduction of revenue. If material, please tell us, and revise to disclose how you account for
 Michael Poteshman
TUPPERWARE BRANDS CORP
December 21, 2018
Page 2
         returns, if different from other variable consideration. For example, please tell us and revise to disclose if you record a refund liability and asset for the right to recover goods from your independent sales force at the time of sale. See guidance in ASC 606-10-32-10 and 606-10-55-22 through 55-29.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence
Jeanne Baker, Assistant Chief Accountant, at (202)551-3691 or, in her absence Terence O'Brien,
Accounting Branch Chief, at (202) 551-3355 with any questions.



                                                               Sincerely,
FirstName LastNameMichael Poteshman
                                                               Division of
Corporation Finance
Comapany NameTUPPERWARE BRANDS CORP
                                                               Office of
Manufacturing and
December 21, 2018 Page 2                                       Construction
FirstName LastName